Howard & Majewski LLP
February 25, 2010

VIA EDGAR CORRESPONDENCE

Mr. Howie Hallock
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Artio Global Investment Funds (the “Trust”) and its respective series:

Artio International Equity Fund (“International Equity Fund”)
Artio International Equity Fund II (“International Equity Fund II”)
Artio Total Return Bond Fund (“Total Return Bond Fund”),
Artio Global High Income Fund (“Global High Income Fund”)
Artio U.S. Microcap Fund (“Microcap Fund”)
Artio U.S. Smallcap Fund (“Smallcap Fund”)
Artio U.S. Midcap Fund (“Midcap Fund”) and
Artio U.S. Multicap Fund (“Multicap Fund”)
— File nos. 33-47507, 811-6652

and

Artio Global Equity Fund Inc. (the “Global Equity Fund”) — File Nos. 333-111901, 811-6017

Dear Mr. Hallock:

          This letter is in response to the comments provided via telephone on February 17, 2010 to Post-Effective Amendment No. 50 to the Trust’s registration statement and Post-Effective Amendment No. 11 to Global Equity Fund’s registration statement, which were filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on December 28, 2009. The comments provided by the SEC Staff and the responses of the Trust and Global Equity Fund (each a “Registrant” and together the “Registrants”) are listed below:

Prospectus – Summary Sections

Comments Applicable to All Funds

1.	Comment: In the section entitled “Fund Summaries” in the Prospectus for all the Funds, please remove the ticker symbol for each Fund.

Response: The change will be made as requested.

2.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for all the Funds, please change the entry in the table under Class I for Distribution and/or Service (12b-1) Fees from None to 0.00%.

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested.

3.	Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for all the Funds, please delete Footnote 1 to the Fee Table.

Response: The change will be made as requested.

4.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for all the Funds except Total Return Bond Fund, Midcap Fund and Multicap Fund, please delete Footnote 2 to the Fee Table.

Response: The change will be made as requested.

5.	Comment: In the section entitled “Fund Summaries – Performance” in the Prospectus for all the Funds, please delete the footnote to the Average Annual Total Returns Table.

Response: The change will be made as requested.

6.	Comment: In the section entitled “Fund Summaries – Performance” in the Prospectus for all the Funds, please delete the applicable description for each broad based index.

Response: The change will be made as requested.

7.	Comment: In the section entitled “Fund Summaries – Fund Management” in the Prospectus for all the Funds, please delete “(if applicable)” from the heading “Portfolio Manager/Fund Title”.

Response: The change will be made as requested.

Comments Applicable to International Equity Fund

8.

Comment: Under Rule 35d-1, the use of the term equity in the name of the International Equity Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in international equity securities.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in international equity securities, normally excluding the U.S. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

Mr. Howie Hallock
February 25, 2010

9.	Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the International Equity Fund, please delete Footnote 3 to the Fee Table.

Response: The change will be made as requested.

10.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the International Equity Fund, please revise Footnote 4 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to average net expenses in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

11.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund, please revise the second bullet to add disclosure to indicate the substantial nature of investments in derivatives.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “To achieve its investment goal the Fund may use derivatives to a substantial extent under certain market conditions. However, as of October 31, 2009, the International Equity Fund had 0.05% of its net assets invested in derivatives. Please go to www.artioglobal.com/documents/factsheet_ie.pdf for more current information on the Fund’s investments in derivatives.”

12.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund, please delete the third and fourth sentence in the third bullet.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests up to 35% of its net assets in emerging market securities. In an effort to maximize returns to investors, the Adviser, from time to time, manages the Fund very close to its limit in emerging markets. As of October 31, 2009, the International Equity Fund had 25.74% of its net assets invested in emerging market securities. Please go to www.artioglobal.com/documents/factsheet_ie.pdf for a more current percentage of the Fund invested in emerging market securities.”

13.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund, please delete the sixth bullet.

Response: The change will be made as requested.

Mr. Howie Hallock
February 25, 2010

14.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund, please narrow the seventh bullet substantially.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in derivatives for hedging and non-hedging purposes. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. Such derivatives may include, but are not limited to, futures contracts, forward foreign exchange contracts (“forward contracts”), non-deliverable forwards, options, swaps, warrants and structured investments. A forward contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are the primary means of hedging currency exposure.”

15.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund, please consider whether the sentence regarding investments in Central and Eastern Europe and the former states of the Soviet Union, including Russia, should be instead disclosed under “Emerging Markets Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Foreign Investment Risk: The Fund will primarily invest in foreign securities which may lose value because of fluctuations in currency exchange rates and market liquidity, price volatility, uncertain political and legal conditions, lack of reliable financial information and other factors. Foreign securities of certain countries are subject to political instability, which may result in potential revolts and the confiscation of assets by governments. As a result, the Fund’s returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country or region.”

“Emerging Market Risk: The Fund’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. Emerging markets are generally smaller, less developed, less liquid, and more volatile than developed markets, and are subject to greater social, political and economic uncertainties, higher levels of inflation and currency devaluation and settlement and operational risks, including risks related to foreign securities custody. Investments in countries of Central and Eastern Europe and former states of the Soviet Union, including Russia, are subject to greater risk of expropriation of private industry and a partial or total loss of an investment in such foreign securities.”

16.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund, please shorten the disclosure under “Regulatory Risk”.

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Regulatory Risk: Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on United States issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to the Fund’s shareholders.”

17.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund, please narrow substantially the disclosure under “Derivatives Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.

The Fund may substantially increase its use of derivatives in response to unusual market conditions.”

18.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund, please delete the reference to “microcap companies” under “Small Company Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Small Company Risk: Stocks of small companies tend to be more volatile and less liquid than stocks of larger companies. Compared to larger companies, small companies tend to have analyst coverage by fewer Wall Street firms and may trade at prices that reflect incomplete or inaccurate information. Small companies may have a shorter history of operations, less access to financing and a less diversified product line and be more susceptible to market pressures and therefore have more volatile stock prices and company performance than larger companies.”

Mr. Howie Hallock
February 25, 2010

Comments Applicable to International Equity Fund II

19.

Comment: Under Rule 35d-1, the use of the term equity in the name of the International Equity Fund II requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in international equity securities.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments, and borrowings for investment purposes) in international equity securities, normally excluding the U.S. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

20.	Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the International Equity Fund II, please delete Footnote 3 to the Fee Table.

Response: The change will be made as requested.

21.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the International Equity Fund II, please revise Footnote 4 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to the average net expenses in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

22.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund II, please revise the second bullet to add disclosure to indicate the substantial nature of investments in derivatives.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “To achieve its investment goal the Fund may use derivatives to a substantial extent under certain market conditions. However, as of October 31, 2009, the International Equity Fund II had 0.12% of its net assets invested in derivatives. Please go to www.artioglobal.com/documents/factsheet_ie2.pdf for more current information on the Fund’s investments in derivatives.”

Mr. Howie Hallock
February 25, 2010

23.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund II, please delete the third and fourth sentence in the third bullet.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests up to 35% of its net assets in emerging market securities. In an effort to maximize returns to investors, the Adviser, from time to time, manages the Fund very close to its limit in emerging markets. As of October 31, 2009, the International Equity Fund II had 24.17% of its net assets invested in emerging market securities. Please go to www.artioglobal.com/documents/factsheet_ie2.pdf for a more current percentage of the Fund invested in emerging market securities.”

24.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the International Equity Fund II, please narrow the seventh bullet substantially.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in derivatives for hedging and non-hedging purposes. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. Such derivatives may include, but are not limited to, futures contracts, forward foreign exchange contracts (“forward contracts”), non-deliverable forwards, options, swaps, warrants and structured investments. A forward contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are the primary means of hedging currency exposure.”

25.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund II, please consider whether the sentence regarding investments in Central and Eastern Europe and the former states of the Soviet Union, including Russia, should be instead disclosed under “Emerging Markets Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Foreign Investment Risk: The Fund will primarily invest in foreign securities which may lose value because of fluctuations in currency exchange rates and market liquidity, price volatility, uncertain political and legal conditions, lack of reliable financial information and other factors. Foreign securities of certain countries are subject to political instability, which may result in potential revolts and the confiscation of assets by governments. As a result, the Fund’s returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country or region.”

“Emerging Market Risk: The Fund’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. Emerging

Mr. Howie Hallock
February 25, 2010

markets are generally smaller, less developed, less liquid, and more volatile than developed markets, and are subject to greater social, political and economic uncertainties, higher levels of inflation and currency devaluation and settlement and operational risks, including risks related to foreign securities custody. Investments in countries of Central and Eastern Europe and former states of the Soviet Union, including Russia, are subject to greater risk of expropriation of private industry and a partial or total loss of an investment in such foreign securities.”

26.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund II, please shorten the disclosure under “Regulatory Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Regulatory Risk: Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on United States issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to the Fund’s shareholders.”

27.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the International Equity Fund II, please narrow substantially the disclosure under “Derivatives Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.

The Fund may substantially increase its use of derivatives in response to unusual market conditions.”

Mr. Howie Hallock
February 25, 2010

Comments Applicable to Total Return Bond Fund

28.

Comment: Under Rule 35d-1, the use of the term bond in the name of the Total Return Bond Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in investment grade fixed income securities or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. All of the terms except “borrowings for investment purposes” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in investment grade fixed income securities.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including borrowings for investment purposes) in investment grade fixed income securities. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

29.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Total Return Bond Fund, please revise Footnote 2 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to the average net expenses in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

30.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Total Return Bond Fund, please revise Footnote 3 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 0.69% for Class A shares and 0.44% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

31.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please consider disclosing the average maturity of the Fund and deleting the description regarding duration in the fourth bullet. If the disclosure regarding duration is retained, please provide the duration of the index.

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Managed to have a duration of approximately plus or minus one year relative to its benchmark, which is currently the Barclays Capital US Aggregate Bond Index. As of October 31, 2009, the duration of the Barclays Capital US Aggregate Bond Index was 4.41 years. Please go to www.artioglobal.com/documents/factsheet_trb.pdf for more current information on the Fund’s duration.”

32.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please delete the fifth bullet.

Response: The change will be made as requested.

33.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please delete the sixth bullet.

Response: The change will be made as requested.

34.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please delete the seventh bullet.

Response: The change will be made as requested.

35.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please narrow the eighth bullet substantially.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in derivatives for hedging and non-hedging purposes. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. Such derivatives may include, but are not limited to, futures contracts, forward contracts, non-deliverable forwards, options, swaps, warrants and structured investments.”

36.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Total Return Bond Fund, please provide a simple explanation of TBA instruments in the ninth bullet or delete the discussion. Please specify the types of asset-backed and mortgage-backed securities that are included under “other asset-backed and mortgage-backed securities” in the ninth bullet.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in mortgage-backed and other asset-backed securities, including corporate assets such as credit card receivables or automobile loan receivables. As of October 31,

Mr. Howie Hallock
February 25, 2010

2009 the Total Return Bond Fund had 22.59% of its net assets invested in government sponsored mortgage-backed securities and an additional 24.23% of its net assets in other asset-backed securities.”

37.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Total Return Bond Fund, please consider whether the sentence regarding investments in Central and Eastern Europe and the former states of the Soviet Union, including Russia, should be instead disclosed under “Emerging Markets Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Foreign Investment Risk: The Fund will primarily invest in foreign securities which may lose value because of fluctuations in currency exchange rates and market liquidity, price volatility, uncertain political and legal conditions, lack of reliable financial information and other factors. Foreign securities of certain countries are subject to political instability, which may result in potential revolts and the confiscation of assets by governments. As a result, the Fund’s returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country or region.”

“Emerging Market Risk: The Fund’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. Emerging markets are generally smaller, less developed, less liquid, and more volatile than developed markets, and are subject to greater social, political and economic uncertainties, higher levels of inflation and currency devaluation and settlement and operational risks, including risks related to foreign securities custody. Investments in countries of Central and Eastern Europe and former states of the Soviet Union, including Russia, are subject to greater risk of expropriation of private industry and a partial or total loss of an investment in such foreign securities.”

38.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Total Return Bond Fund, please shorten the disclosure under “Regulatory Risk.”

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Regulatory Risk: Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on United States issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to the Fund’s shareholders.”

39.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Total Return Bond Fund, please narrow substantially the disclosure under “Derivatives Risk”.

11

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.

The Fund may substantially increase its use of derivatives in response to unusual market conditions that limit the Fund’s investment opportunities.”

Comments Applicable to Global High Income Fund

40.

Comment: Under Rule 35d-1, the use of the high income in the name of the Global High Income Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in high income producing instruments or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in high income producing instruments.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including futures, options, swaps, high income related instruments, and borrowings for investment purposes) in a diversified portfolio of high income producing instruments of issuers located throughout the world, including in emerging market countries. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

41.	Comment: The use the term high income in the name of the Global High Income Fund requires explicit disclosure that the investments may be speculative and considered junk securities.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “The Fund normally invests in lower quality, high income producing investments. The majority of the strategy is directed towards below investment grade securities denominated in U.S. dollars. Debt securities rated below investment grade are commonly referred to as “junk bonds” and are considered speculative. However, the Fund may also invest in non-U.S. dollar securities including those in emerging markets. The Adviser uses a top-down/bottom-up process which brings together insights related to issue, industry, asset class, macroeconomics and sector. The Adviser seeks to identify stable to improving investment opportunities through an

12

Mr. Howie Hallock
February 25, 2010

approach which examines the industry in which an issuer operates as well as how that industry is evolving. Further analysis is directed at determining how the issuer is positioned, its strengths and weaknesses, and other factors.”

42.	Comment: The use of the term global in the name of the Global High Income Fund requires that the Fund invest in at least three countries outside of the U.S.

Response: The change will be made as requested. The Registrant will revise the disclosure as follows: “Ordinarily invests in no fewer than three different countries outside the U.S.”

43.	Comment: The use of the term global in the name of the Global High Income Fund requires that the Fund adopt a policy that 40% of the Fund’s net assets will be in securities outside of the U.S.

Response: Although the Registrant recognizes that it is a position of the Securities and Exchange Commission that funds using the term “global” adopt a policy that at least 40% of their net assets will be invested in securities issued by non-U.S. issuers, the Registrant does not believe that such a policy is appropriate for a global high income fund. The Fund currently has approximately 70% of its assets invested in securities within the U.S. and the Fund’s benchmark, the Bank of America Global High Yield Constrained Index, consists predominantly of U.S. based securities and has a similar weighting on securities within the U.S. We have confirmed that funds in our peer group also have a similar weighting of securities in the U.S. The Registrant does not believe that a sufficient quantity of acceptable high income producing securities are available outside of the U.S. to allow the Fund to consistently meet this requirement.

44.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Global High Income Fund, please revise Footnote 3 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to the average net assets in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

45.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Global High Income Fund, please revise Footnote 4 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.00% for Class A shares and 0.75% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement

13

Mr. Howie Hallock
February 25, 2010

does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

46.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Global High Income Fund, please describe the terms “income trusts” and “structured notes” in the second bullet or delete.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in fixed income securities, debt instruments convertible into common stock, preferred stock and swaps.”

47.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Global High Income Fund, please narrow the seventh bullet substantially.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in derivatives for hedging and non-hedging purposes. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. Such derivatives may include, but are not limited to, futures contracts, forward contracts, non-deliverable forwards, options, swaps, warrants and structured investments. A swap is an agreement between two parties to exchange certain financial instruments or components of financial instruments such as streams of interest rate payments, principal denominated in two different currencies, or virtually any payment stream as agreed to by the parties. A credit default swap is a credit derivative contract between two counterparties. The buyer makes periodic payments to the seller, and in return receives pay off protection if an underlying financial instrument defaults.”

48.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global High Income Fund, maturity risk is included as a principal risk but there is no corresponding disclosure under the Principal Investment Strategies. If maturity is a principal investment strategy, add disclosure under Principal Investment Strategies otherwise delete.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “The Fund normally invests in lower quality, high income producing investments. The majority of the strategy is directed toward below investment grade securities denominated in U.S. dollars. Debt securities rated below investment grade are commonly referred to as “junk bonds” and are considered speculative. However, the Fund may also invest in non-U.S. dollar securities including those in emerging markets. The Adviser uses a top-down/bottom-

14

Mr. Howie Hallock
February 25, 2010

up process which brings together insights related to issue, industry, asset class, macroeconomics, maturity and sector. The Adviser seeks to identify stable to improving investment opportunities through an approach which examines the industry in which an issuer operates as well as how that industry is evolving. Further analysis is directed at determining how the issuer is positioned, its strengths and weaknesses, and other factors.”

49.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global High Income Fund, please consider whether the sentence regarding investments in Central and Eastern Europe and the former states of the Soviet Union, including Russia, should be instead disclosed under “Emerging Markets Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Foreign Investment Risk: The Fund’s investments in foreign securities may lose value because of fluctuations in currency exchange rates and market liquidity, price volatility, uncertain political and legal conditions, lack of reliable financial information and other factors. Foreign securities of certain countries are subject to political instability, which may result in potential revolts and the confiscation of assets by governments. As a result, the Fund’s returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country or region.”

“Emerging Market Risk: The Fund’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. Emerging markets are generally smaller, less developed, less liquid, and more volatile than developed markets, and are subject to greater social, political and economic uncertainties, higher levels of inflation and currency devaluation and settlement and operational risks, including risks related to foreign securities custody. Investments in countries of Central and Eastern Europe and former states of the Soviet Union, including Russia, are subject to greater risk of expropriation of private industry and a partial or total loss of an investment in such foreign securities.”

50.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global High Income Fund, please shorten the disclosure under “Regulatory Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Regulatory Risk: Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on United States issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to the Fund’s shareholders.”

15

Mr. Howie Hallock
February 25, 2010

51.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global High Income Fund, please narrow substantially the disclosure under “Derivatives Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Derivatives Risk: Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.

The Fund may substantially increase its use of derivatives in response to unusual market conditions that limit the Fund’s investment opportunities.”

Comments Applicable to Microcap Fund

52.

Comment: Under Rule 35d-1, the use of the microcap in the name of the Microcap Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. micro-capitalization companies or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. micro-capitalization companies.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in equity securities and other securities with equity characteristics of U.S. micro-capitalization or “microcap” companies, as determined at the time of purchase. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

53.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Microcap Fund, please revise Footnote 3 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not

16

Mr. Howie Hallock
February 25, 2010

correspond to the ratio of net expenses to average net assets in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

54.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Microcap Fund, please revise Footnote 4 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.80% for Class A shares and 1.50% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

55.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Microcap Fund, please revise the second bullet to include a numerical representation of the capitalization range as of a certain period of time.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Generally invests in securities of companies within a market capitalization range of companies within the Russell 2000 and Russell Microcap Indices at the time of purchase. As of October 31, 2009, the capitalization ranges of the Russell 2000 and Russell Microcap Indices were $10.31 million to $3.25 billion and $5.32 million to $8.08 billion, respectively.”

56.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Microcap Fund, please confirm that the Adviser uses a value and growth approach as discussed in the third bullet.

Response: The Registrant confirms that the Adviser uses a value and growth approach as discussed in the third bullet.

Comments Applicable to Smallcap Fund

57.

Comment: Under Rule 35d-1, the use of the smallcap in the name of the Smallcap Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. small-capitalization companies or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within

17

Mr. Howie Hallock
February 25, 2010

the Fund’s policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. small-capitalization companies.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in equity securities and other securities with equity characteristics of U.S. small-capitalization or “smallcap” companies, as determined at the time of purchase. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

58.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Smallcap Fund, please revise Footnote 3 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(1) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to average net assets shown in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

59.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Smallcap Fund, please revise Footnote 4 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.50% for Class A shares and 1.20% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

60.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Smallcap Fund, please revise the second bullet to include a numerical representation of the capitalization range as of a certain period of time.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Generally, the Adviser will choose securities of companies whose market capitalization at the time of purchase falls (i) within the market capitalization range of companies within the Russell 2000 Index or (ii) below the three year average maximum market capitalization

18

Mr. Howie Hallock
February 25, 2010

of companies in the Russell 2000 Index as of December 31 of the three preceding years. As of October 31, 2009, the capitalization ranges of the Russell 2000 Index and the three year average maximum market capitalization of companies within the Russell 2000 Index were $10.31 million to $3.25 billion and $4.92 billion, respectively.”

61.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Smallcap Fund, please confirm that the Adviser uses a value and growth approach as discussed in the third bullet.

Response: The Registrant confirms that the Adviser uses a value and growth approach as discussed in the third bullet.

Comments Applicable to Midcap Fund

62.

Comment: Under Rule 35d-1, the use of the midcap in the name of the Midcap Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. mid-capitalization companies or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics of U.S. mid-capitalization companies.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in equity securities and other securities with equity characteristics of U.S. mid-capitalization or “midcap” companies, as determined at the time of purchase. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

63.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Midcap Fund, please revise Footnote 3 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to average net assets shown in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

64.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Midcap Fund, please revise Footnote 4 to the Fee Table to remove the italicized description.

19

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(3) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.35% for Class A shares and 1.05% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

65.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Smallcap Fund, please revise the second bullet to include a numerical representation of the capitalization range as of a certain period of time.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Generally, the Adviser will choose securities of companies whose market capitalization at the time of purchase falls (i) within the market capitalization range of companies within the Russell Midcap Index or (ii) below the three year average maximum market capitalization of companies in the Russell Midcap Index as of December 31 of the three preceding years. As of October 31, 2009, the capitalization range of the Russell Midcap Index and the three year average maximum market capitalization of companies within the Russell Midcap Index were $54.62 million to $15.89 billion and $18.97 billion, respectively.”

66.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Midcap Fund, please confirm that the Adviser uses a value and growth approach as discussed in the third bullet.

Response: The Registrant confirms that the Adviser uses a value and growth approach as discussed in the third bullet.

Comments Applicable to Multicap Fund

67.

Comment: Under Rule 35d-1, the use of the multicap in the name of the Multicap Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in equity securities or other securities with equity characteristics.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in equity securities and other securities with equity characteristics, as determined at the time of

20

Mr. Howie Hallock
February 25, 2010

purchase. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

68.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Multicap Fund, please revise Footnote 3 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) Total Annual Fund Operating Expenses shown in the table above may not correspond to the ratio of net expenses to average net assets shown in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

69.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Multicap Fund, please revise Footnote 4 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(3) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.30% for Class A shares and 1.00% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

70.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Multicap Fund, please confirm that the Adviser uses a value and growth approach as discussed in the third bullet.

Response: The Registrant confirms that the Adviser uses a value and growth approach as discussed in the third bullet.

Comments Applicable to Global Equity Fund

71.

Comment: Under Rule 35d-1, the use of the term equity in the name of the Global Equity Fund requires that the Fund either adopt a fundamental policy to invest at least 80% of its net assets in equity securities of global issuers or adopt a policy to provide shareholders with at least 60 days prior notice of any change to the policy. The terms “other” and “accrued interest” should be deleted from the parenthetical within the Fund’s policy to invest at least 80% of its net assets in equity securities of global issuers.

21

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Normally invests at least 80% of its net assets (including equity related futures, options, swaps, equity related instruments and borrowings for investment purposes) in equity securities of global issuers. The Fund will provide shareholders with at least 60 days notice prior to any changes in this policy.”

72.

Comment: The use of the term global in the name of the Global Equity Fund requires that the Fund invest in at least three countries outside of the U.S. and adopt a policy that 40% of the Fund’s net assets will be in securities outside of the U.S.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Ordinarily invests at least 40% of its total assets in no fewer than three different countries outside the U.S.”

73.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Global Equity Fund, please revise Footnote 4 to the Fee Table to remove the italicized description and to refer only to the differences resulting from Acquired Fund Fees and Expenses.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(2) Total Annual Fund Operating Expenses shown in the table above may not correspond to ratio of net expenses to average net assets in the “Financial Highlights” section of this Prospectus to the extent that Acquired Fund Fees and Expenses are included in table above.”

74.

Comment: In the section entitled “Fund Summaries – Annual Fund Operating Expenses” in the Prospectus for the Global Equity Fund, please revise Footnote 5 to the Fee Table to remove the italicized description.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “(3) The Adviser has contractually agreed to reimburse certain expenses of the Fund through February 27, 2011 (the “Expense Limitation”). Net operating expenses of the Fund, based on the average daily net assets, are limited to 1.40% for Class A shares and 1.15% for Class I shares. Acquired Fund Fees and Expenses are excluded from this calculation. This arrangement does not include interest, taxes, brokerage commissions, and extraordinary expenses. The Fund has agreed to repay the Adviser for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s total annual operating expenses to exceed the Expense Limitation. Any such repayment must be made within three years after the year in which the Adviser incurred the expense.”

75.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Global Equity Fund, please revise the second bullet to add disclosure to indicate the substantial nature of investments in derivatives.

22

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “To achieve its investment management goal the Fund may use derivatives to a substantial extent under certain market conditions. As of October 31, 2009, the Global Equity Fund had 0.06% of its net assets invested in derivatives. Please go to www.artioglobal.com/documents/factsheet_ge.pdf for more current information on the Fund’s investments in derivatives.”

76.	Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Global Equity Fund, please delete the third and fourth sentence in the third bullet.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests up to 35% of its net assets in emerging market securities. In an effort to maximize returns to investors, the Adviser, from time to time, manages the Fund very close to its limit in emerging markets. As of October 31, 2009, the Global Equity Fund had 18.42% of its net assets invested in emerging market securities. Please go to www.artioglobal.com/documents/factsheet_ge.pdf for a more current percentage of the Fund invested in emerging market securities.”

77.

Comment: In the section entitled “Fund Summaries – Principal Investment Strategies” in the Prospectus for the Global Equity Fund, please delete the sub-bullets under the sixth bullet to the extent that the information provided is not a primary strategy of the Fund. The deleted language may be moved to the disclosure under Item 9.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Invests in derivatives for hedging and non-hedging purposes. Derivatives are financial instruments the value of which is derived from another security, a commodity (such as gold or oil), an index or a currency (a measure of value or rates, such as the S&P 500 Index or the prime lending rate). The Fund typically uses derivatives as a substitute for taking a position in an underlying asset and/or as part of a strategy to reduce risk, such as interest rate risk, currency risk, and price risk. Such derivatives may include, but are not limited to, futures contracts, forward contracts, non-deliverable forwards, options, swaps, warrants and structured investments. A forward contract is an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. Forward contracts are the primary means of hedging currency exposure.”

78.

Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global Equity Fund, please consider whether the sentence regarding investments in Central and Eastern Europe and the former states of the Soviet Union, including Russia, should be instead disclosed under “Emerging Markets Risk”.

23

Mr. Howie Hallock
February 25, 2010

Response: The change will be made as requested. Registrant will revise the disclosure to read as follows: “Foreign Investment Risk: The Fund will invest in foreign securities which may lose value because of fluctuations in currency exchange rates and market liquidity, price volatility, uncertain political and legal conditions, lack of reliable financial information and other factors. Foreign securities of certain countries are subject to political instability, which may result in potential revolts and the confiscation of assets by governments. As a result, the Fund’s returns and net asset value may be affected to a large degree by fluctuations in currency exchange rates or political or economic conditions in a particular country or region.”

“Emerging Market Risk: The Fund’s investments in emerging market countries may involve risks greater than, or in addition to, the risks of investing in more developed countries. Emerging markets are generally smaller, less developed, less liquid, and more volatile than developed markets, and are subject to greater social, political and economic uncertainties, higher levels of inflation and currency devaluation and settlement and operational risks, including risks related to foreign securities custody. Investments in countries of Central and Eastern Europe and former states of the Soviet Union, including Russia, are subject to greater risk of expropriation of private industry and a partial or total loss of an investment in such foreign securities.”

79.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global Equity Fund, please shorten the disclosure under “Regulatory Risk”.

Response: The change will be made as requested. The Registrant will revise the disclosure to read as follows: “Regulatory Risk: Foreign companies may not be registered with the SEC and are generally not subject to the regulatory controls imposed on United States issuers and, as a consequence, there is generally less publically available information about foreign securities than is available about domestic securities. Foreign companies may not be subject to uniform accounting, auditing and financial reporting standards, corporate governance practices and requirements comparable to those applicable to domestic companies. Income from foreign securities owned by the Fund may be reduced by a withholding tax at the source, which tax would reduce dividend income payable to the Fund’s shareholders.”

80.	Comment: In the section entitled “Fund Summaries – Principal Investment Risks” in the Prospectus for the Global Equity Fund, please narrow substantially the disclosure under “Derivatives Risk”.

Response: The change will be made as requested. Registrant will revise the disclosure to read as follows: “Derivatives can be highly volatile and involve risks in addition to the risks of the underlying investment, index or rate. Derivatives involve special risks including correlation, counterparty, liquidity, operational, accounting and tax risks. Investing in derivatives also requires a specific skill set and may result in losses. Derivatives may be illiquid, difficult to price and leveraged so that small changes may produce disproportionate losses. Gains or losses from derivatives can be substantially greater than the derivatives’ original cost. Derivatives can be complex instruments and can involve analysis that differs from that required for other investment

24

Mr. Howie Hallock
February 25, 2010

types used by the Fund. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the anticipated effect. Derivatives can also reduce the opportunity for gain or result in losses by offsetting positive returns in other investments.

The Fund may substantially increase its use of derivatives in response to unusual market conditions.”

******************************************************************************

Please contact me at (646) 737-4951 if you have any questions regarding the Registrants’ responses.

Very truly yours,

/s/ Thomas Majewski

25